

February 2, 2021

Lei Cao
Chief Executive Officer
Sino-Global Shipping America, Ltd.
1044 Northern Boulevard, Suite 305
Roslyn, NY 11576-1514

      Re: Sino-Global Shipping America, Ltd.
          Registration Statement on Form S-1
          Filed January 25, 2021
          File No. 333-252398

Dear Mr. Cao:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: Anthony W. Basch